Exhibit 12.1

CPI AEROSTRUCTURES, INC.
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

For the year ended December 31,
	2013	2012	2011	2010	2009

Pretax income	11,153,895	16,525,130	10,538,928	542,896	5,861,007

Fixed Charges:
Interest Expense	1,043,786	783,373	343,491	158,406	252,961

Total Earnings	12,197,681	17,308,503	10,882,419	701,302	6,113,968

Ratio of earnings to fixed charges	11.69	22.09	31.68	4.43	24.17